UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WIPRO LIMITED

(Name of Issuer)

Equity Shares, par value Rs. 2 per share

(Title of Class of Securities)

97651M109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97651M109	Page 2 of 25

1.	Names of reporting persons. Azim H. Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 93,405,100
	6.	Shared voting power 0
	7.	Sole dispositive power 93,405,100
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) IN

CUSIP No. 97651M109	Page 3 of 25

1.	Names of reporting persons. Hasham Traders
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 370,956,000
	6.	Shared voting power 0
	7.	Sole dispositive power 370,956,000
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) PN

CUSIP No. 97651M109	Page 4 of 25

1.	Names of reporting persons. Prazim Traders
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 452,906,791
	6.	Shared voting power 0
	7.	Sole dispositive power 452,906,791
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) PN

CUSIP No. 97651M109	Page 5 of 25

1.	Names of reporting persons. Zash Traders
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 451,619,790
	6.	Shared voting power 0
	7.	Sole dispositive power 451,619,790
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) PN

CUSIP No. 97651M109	Page 6 of 25

1.	Names of reporting persons. Napean Trading and Investment Co. Pvt. Ltd. and Azim Hasham Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 187,666
	7.	Sole dispositive power 0
	8.	Shared dispositive power 187,666
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) CO

CUSIP No. 97651M109	Page 7 of 25

1.	Names of reporting persons. Regal Investment and Trading Co. Pvt. Ltd. and Azim Hasham Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 187,666
	7.	Sole dispositive power 0
	8.	Shared dispositive power 187,666
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) CO

CUSIP No. 97651M109	Page 8 of 25

1.	Names of reporting persons. Vidya Investment and Trading Co. Pvt. Ltd. and Azim Hasham Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 187,666
	7.	Sole dispositive power 0
	8.	Shared dispositive power 187,666
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) CO

CUSIP No. 97651M109	Page 9 of 25

1.	Names of reporting persons. Azim Premji Foundation (I) Pvt. Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 10,843,333
	6.	Shared voting power 0
	7.	Sole dispositive power 10,843,333
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☒
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) OO

CUSIP No. 97651M109	Page 10 of 25

1.	Names of reporting persons. Azim Premji Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 429,714,120
	6.	Shared voting power 0
	7.	Sole dispositive power 429,714,120
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☒
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) OO

CUSIP No. 97651M109	Page 11 of 25

1.	Names of reporting persons. Yasmeen A. Premji and Azim H. Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 1,062,666
	7.	Sole dispositive power 0
	8.	Shared dispositive power 1,062,666
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) IN

CUSIP No. 97651M109	Page 12 of 25

1.	Names of reporting persons. Rishad Azim Premji and Azim H. Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 686,666
	7.	Sole dispositive power 0
	8.	Shared dispositive power 686,666
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) IN

CUSIP No. 97651M109	Page 13 of 25

1.	Names of reporting persons. Tariq Azim Premji and Azim Hasham Premji
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Republic of India
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 265,000
	7.	Sole dispositive power 0
	8.	Shared dispositive power 265,000
9.	Aggregate amount beneficially owned by each reporting person 1,812,022,464
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11.	Percent of class represented by amount in Row (9) 73.49%
12.	Type of reporting person (see instructions) IN

Item 1.

(a)	Name of Issuer:

Wipro Limited

(b)	Address of Issuer’s Principal Executive Offices:

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

+91-80-2844-0055

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement, as attached hereto as Exhibit B, is filed on behalf of:

Azim H. Premji

Hasham Traders

Prazim Traders

Zash Traders

Napean Trading and Investment Co. Pvt. Ltd.

Regal Investment and Trading Co. Pvt. Ltd.

Vidya Investment and Trading Co. Pvt. Ltd.

Azim Premji Foundation (I) Pvt. Ltd.

Azim Premji Trust

Yasmeen A. Premji

Rishad Azim Premji

Tariq Azim Premji

(b)	Address of Principal Business Office or, if none, Residence:

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India

+91-80-2844-0055

(c)	Citizenship of Natural Persons and Corporations:

Republic of India

(d)	Title of Class of Securities:

Equity Shares, par value Rs. 2 per share

(e)	CUSIP Number:

97651M109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed:

See Row 9 of each cover page for the amount beneficially owned by each Reporting Person.

(b)	Percent of class:

See Row 11 of each cover page for the percentage of class beneficially owned by each Reporting Person based on 2,465,513,233 equity shares outstanding as of December 31, 2013, as provided by the Issuer.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of each cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of each cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of each cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of each cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G should not be construed to be an admission by any of the Reporting Persons that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described in the cover pages of this Schedule 13G and in Exhibit B hereto. A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

AZIM H. PREMJI

By:	/s/ Azim H. Premji
Azim H. Premji

HASHAM TRADERS

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Partner

PRAZIM TRADERS

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Partner

ZASH TRADERS

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Partner

NAPEAN TRADING INVESTMENT CO. PVT. LTD. AND AZIM HASHAM PREMJI

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Director

By:	/s/ Azim H. Premji
Azim H. Premji

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

REGAL INVESTMENT TRADING CO. PVT. LTD. AND AZIM HASHAM PREMJI

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Director

By:	/s/ Azim H. Premji
Azim H. Premji

VIDYA INVESTMENT TRADING CO. PVT. LTD. AND AZIM HASHAM PREMJI

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Director

By:	/s/ Azim H. Premji
Azim H. Premji

AZIM PREMJI FOUNDATION (I) PVT. LTD.

By:	/s/ Azim H. Premji
Name:	Azim Premji
Title:	Director

AZIM PREMJI TRUST

By:	/s/ Azim H. Premji
Name:	Azim H. Premji
Title:	Director of Azim Premji Trustee Co. Pvt. Ltd., Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

YASMEEN A. PREMJI AND AZIM H. PREMJI

By:	/s/ Azim H. Premji
Azim H. Premji

RISHAD AZIM PREMJI AND AZIM H. PREMJI

By:	/s/ Azim H. Premji
Azim H. Premji

TARIQ AZIM PREMJI AND AZIM HASHAM PREMJI

By:	/s/ Azim H. Premji
Azim H. Premji

Exhibit Index

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	21

Exhibit B: Reporting Person Relationships	24